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                              July 11, 2023

       Zheng Wei, Ph.D.
       Chief Executive Officer
       Connect Biopharma Holdings Limited
       12265 El Camino Real, Suite 350
       San Diego, CA 92130

                                                        Re: Connect Biopharma
Holdings Limited
                                                            Annual Report on
Form 20-F for the Fiscal Year Ended December 31, 2022
                                                            Filed April 11,
2023
                                                            File No. 001-40212

       Dear Zheng Wei:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Part I
       Item 3. Key Information, page 4

   1. In future filings, please disclose prominently at the outset of Part I that you are not a
                                                        Chinese operating
company but a Cayman Islands holding company with operations conducted by your
subsidiaries. In addition, please provide early in the Key Information section a diagram of
your corporate structure.
       Permissions, Approvals, Licenses and Permits Required from the PRC Authorities for Our
       Operations..., page 7

   2. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese
authorities to operate your business and to offer securities to foreign investors in future
filings.
 Zheng Wei, Ph.D.
FirstName  LastNameZheng  Wei, Ph.D.
Connect Biopharma  Holdings Limited
Comapany
July       NameConnect Biopharma Holdings Limited
     11, 2023
July 11,
Page  2 2023 Page 2
FirstName LastName
Item 4. Information on the Company
General Information, page 76

3. Please revise future filings to disclose if you have specific cash management policies that dictate how funds are transferred through your organization and if applicable, describe such policies and procedures.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 174

4. We note your statement that you reviewed your register of members and public filings made by your securityholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third-party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third-party certifications relied upon in connection with the required disclosures under paragraphs
         (b)(2) and (3).
5. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
6. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to the extent known.    Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ibolya Ignat at 202-551-3636 or Franklin Wyman at 202-551-3660 if
you have questions regarding comments on the financial statements and related matters. Contact
Tyler Howes at 202-551-3370 or Jennifer Thompson at 202-551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.
 Zheng Wei, Ph.D.
Connect Biopharma Holdings Limited
July 11, 2023
Page 3
                                                  Sincerely,
FirstName LastNameZheng Wei, Ph.D.
                                                  Division of Corporation
Finance
Comapany NameConnect Biopharma Holdings Limited
                                                  Office of Life Sciences
July 11, 2023 Page 3
cc:       Steven Chan
FirstName LastName